Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street 44th Floor Houston, TX 77002	T +1 713.220.5800 F +1 713.236.0822 akingump.com

W. Robert Shearer +1 713.220.5812/fax: +1 713.236.0822 rshearer@akingump.com

June 3, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Madeleine Joy Mateo

Re:	TWFG, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 12, 2024
CIK No. 0002007596
Ladies and Gentlemen:
On behalf of TWFG, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), reference is made to the letter dated May 8, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1, CIK No. 0002007596 (the “Draft Registration Statement”).
Separately today, the Company has confidentially submitted Amendment No. 2 to Draft Registration Statement on Form S-1 (“Amendment No. 2”) through EDGAR in response to the Staff’s comments.
For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s responses thereto (including page references to Amendment No. 2, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.
Amendment No. 2 to Draft Registration Statement on Form S-1
General
1.We note the revised disclosure on page 4 and elsewhere regarding branches' rights to be acquired if you pursue an initial public offering. You also state that branches were offered equity. Please advise us (1) why Item 15 does not appear to address any such completed equity offerings and (2) the extent to which such offers are continuing or will be made in connection with the registration statement.
In response to the Staff’s comment under (1) above, the Company has revised the disclosure on pages II-3 and II-4 of Amendment No. 2 to discuss completed equity offerings. In response to the Staff’s comment under (2) above, the Company respectfully advises the Staff that no such offers are continuing or will be made in connection with the registration statement.

U.S. Securities and Exchange Commission June 3, 2024 Page 2
Prospectus Summary, page 1
2.We note your response to prior comments 2 and 32 and the statement that your offerings are more fulsome and flexible than those of your competitors. Please discuss what makes your offerings more fulsome and flexible than those of your competitors. For instance, discuss whether your competition among other independent distribution platforms generally offers the services you list in this section and how your offerings differ from your competitors. Please also succinctly explain, in a way that is understandable to the average investor, how your independent distribution platform differs from a traditional distribution model. Please also make clear, if true, that you do not underwrite risk in exchange for premiums.
In response to first part of the Staff’s comment, the Company has revised the disclosure on pages 3 and 128 of Amendment No. 2 to discuss what makes its offerings fulsome and flexible. In response to the Staff’s comment with respect to underwriting risk in exchange for premiums, the Company has revised the disclosure to clarify that we do not underwrite risk in exchange for premiums on pages 7 and 133 of Amendment No. 2. In response to the Staff’s comment with respect to how the independent distribution platform differs from a traditional distribution platform, we have revised the disclosure on pages 2 and 127.
3.We note your response to comment 4. Please advise us whether "branding" is restricted to agencies that are presented as TWFG agencies on your website. Are corporate agencies the only ones on your website, or do they also include "Agency-in-a-Box" or other agencies?
In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 127 of Amendment No. 2.
Our geographic presence, page 7
4.We note your response to prior comment 7 and your disclosure that you mitigate your concentration risk by demonstrating you can rapidly expand across the United States or enter markets "quickly and profitably." Please provide quantitative and qualitative disclosure further clarifying how you profitably and quickly expanded into new states.
In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 133 of Amendment No. 2.
Attracting new agents to our platform, page 10
5.We note your response to prior comment 9. Please revise to explain what you mean by "depending on the manner the Books of Business are transitioned." Please disclose how you decide where the purchased accounts are placed.
In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 138 of Amendment No. 2 to disclose how the Company decides where the purchased accounts are placed.
6.Additionally, we note your revised disclosure on pages 3 and 103 and response to comment 25. Please revise the Summary and page 103 to clarify how commission expenses are determined compared to the commission fees, which you indicate are generally determined by insurance carriers. Explain the role played by commission income remitted to branches in your profitability. In this regard, we note that although 92% of your revenues come from carriers, you highlight your work with independent agents and your "Clients." Please revise to explain your use of the term "brokerage revenues" and clarify the extent to which your various

U.S. Securities and Exchange Commission June 3, 2024 Page 3
relationships with independent agents are affected by the agreements with carriers. Explain the extent to which individuals purchasing plans enter into agreements with the insurance carriers.
In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 128 of Amendment No. 2. The Company has also changed the term “brokerage revenues” on page 37 of Amendment No. 2.
Because our business is highly concentrated, page 44
7.We note your disclosure on page 110 that in California, certain carriers did not renew their property portfolios and/or closed their portfolios to new business, which required policies to be written or re-written through the California Fair Plan, which pays a lower commission than traditional carriers. If material, please revise your risk factor disclosure here to discuss the risks having a business concentration in California may present.
In response to the Staff’s comment, the Company respectfully advises the Staff that the impact of the writing or re-writing of policies through the California Fair Play Plan is not material and only had a modest impact on the overall financial results of the Company. It was included in the disclosure only for context with respect to a slight decline in commission rates. Due to the immateriality, the Company does not believe that a revision of the risk factor is necessary.
In certain circumstances, TWFG Holding Company, LLC will be required to make distributions, page 64
8.We note your response to comment 43. Please revise here or where appropriate in Risk Factors to quantify the potential payments referenced in the first full paragraph on page 115.
In response to the Staff’s comment, the Company respectfully advises the Staff that it will provide an estimate of the potential payments under the tax receivable agreement once an estimated offering price or range is determined.
Consolidated results of operations, page 105
9.We note your response to prior comment 22 and revised disclosures. In your period-to-period analysis disclosures, please clarify the expected markets and their actual and reasonably likely material impacts on your financial condition and results of operations.
In response to the Staff’s comment, the Company respectfully advises the Staff that it is not aware of any market trends that could materially impact its financial condition or results of operations.
Commission Income, page 106
10.We note your commission income increased in 2023 due to higher premium rates combined with a growing Book of Business in your Insurance Services offering and higher premium rates, partially offset by declines in policy counts and commission rates, in your TWFG MGA offering. Given the importance of retention/renewal rates of existing policies for future growth, please revise your filing to provide appropriate metrics, by type of policy, that quantifies renewal and retention rates and/or the number of policies retained or renewed in the year following initial issuance. In addition, please provide an accompanying narrative discussion of related trends and drivers of such trends for each period presented.
In response to the Staff’s comment, the Company has added to the table on page 114 of Amendment No. 2 to quantify renewal and retention and has added accompanying narrative disclosure on page 115 of Amendment No. 2.

U.S. Securities and Exchange Commission June 3, 2024 Page 4
Certain Relationships and Related Party Transactions, page 152.
11.We note your response to prior comment 33. Please revise to address the following:
•Please disclose the basis on which RenRe and GHC are related persons.
•We note that the amount of the monthly management fees to TWICO and EVO under their respective management agreements are based on one of three methods that you describe. Please disclose how the company decides which method to charge.
•We note that EVO charges an annual fee paid on a monthly basis. Please disclose how the annual fee is determined.
In response to the Staff’s comment under the first bullet, the Company has revised the disclosure on page 159 of Amendment No. 2 to describe the basis on which RenRe and GHC are related persons. In response to the Staff’s comment under the second bullet, the Company has revised the disclosure on pages 159 and 160 of Amendment No. 2 to disclose how the Company decides which method to charge under the agreements with TWICO and EVO. In response to the Staff’s comment under the third bullet, the Company has revised the disclosure on page 160 of Amendment No. 2 to disclose how the annual fee charged by EVO is determined.
* * * * *

If you have any questions or require additional information in the course of your review of the foregoing, please call me at (713) 220-5812 or, in my absence, John Goodgame at (713) 220-8144 or Shar Ahmed at (713) 220-8126.

Sincerely,

/s/ W. Robert Shearer

W. Robert Shearer

cc:

TWFG, Inc.
Richard F. (“Gordy”) Bunch III
Katherine C. Nolan
Janice E. Zwinggi
Julie E. Benes
Akin Gump Strauss Hauer & Feld LLP
John Goodgame
Shar Ahmed